On December 19, 2014 a special meeting of the shareholders of the Trust was held at the offices of the Valued Advisers Trust (“Trust”) for the purpose of electing each nominee to the Board of Trustees.

Below are the voting results for all funds from the special meeting of the Trust:

To elect each nominee to the Board of Trustees:

	For	Against	Abstain
Ira Cohen	280,591,916	20,930,930	—
Andrea N. Mullins	296,332,857	5,189,989	—
R. Jeffrey Young	280,517,160	21,005,685	—